UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of April, 2009
Commission File Number 000-31212
Metal Storm Limited
(Translation of registrant’s name into English)
Building 4, 848 Boundary Road, Richlands,
Queensland, Australia 4077
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☑ Form 20-F
☐ Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes     ☑ No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Part 1 — All issues
Part 2 — Bonus issue or pro rata issue
Part 3 — Quotation of securities
SIGNATURES

Appendix 3B
New issue announcement
Rule 2.7, 3.10.3, 3.10.4, 3.10.5
Appendix 3B
New issue announcement,
application for quotation of additional securities
and agreement
Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.
Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.
Name of entity
     Metal Storm Limited
ABN
     99 064 270 006
We (the entity) give ASX the following information.
Part 1 — All issues
You must complete the relevant sections (attach sheets if there is not enough space).

1 +Class of +securities issued or to be issued	Ordinary Shares

2 Number of +securities issued or to be issued (if known) or maximum number which may be issued	1. 950,000 ordinary shares 2. 1,129,500 expiring unquoted options

3     Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)
1. Ordinary shares issued to staff pursuant employment agreements. 2. 29,500 unquoted options expiring 5 April 2009; 1,100,000 unquoted options expiring 14 April 2009.

+	See chapter 19 for defined terms.

24/10/2005	Appendix 3B - Page 1

Appendix 3B
New issue announcement

4 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?	Yes

If the additional securities do not rank equally, please state:

• the date from which they do

• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment

• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

5 Issue price or consideration	1. Nil 2. NA

6 Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	1. Ordinary shares issued pursuant to employment agreements 2. NA

7 Dates of entering +securities into uncertificated holdings or despatch of certificates	1. 8 April 2009 2. -

		Number	+Class
8	Number and +class of all +securities quoted on ASX (including the securities in clause 2 if applicable)	629,071,529	Ordinary Shares

		143,268,195	Convertible Notes

		176,756,604	Options

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (including the securities in clause 2 if applicable)	17,468,750	Unquoted Options

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	N/A

+	See chapter 19 for defined terms.

24/10/2005	Appendix 3B - Page 2

Appendix 3B
New issue announcement
Part 2 — Bonus issue or pro rata issue

11 Is security holder approval required?

12 Is the issue renounceable or non-renounceable?

13 Ratio in which the +securities will be offered

14 +Class of +securities to which the offer relates

15 +Record date to determine entitlements

16 Will holdings on different registers (or sub-registers) be aggregated for calculating entitlements?

17 Policy for deciding entitlements in relation to fractions

18 Names of countries in which the entity has +security holders who will not be sent new issue documents

Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.

19 Closing date for receipt of acceptances or renunciations

20 Names of any underwriters

21 Amount of any underwriting fee or commission

22 Names of any brokers to the issue

23 Fee or commission payable to the broker to the issue

+	See chapter 19 for defined terms.

24/10/2005	Appendix 3B - Page 3

Appendix 3B
New issue announcement

24 Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders

25 If the issue is contingent on +security holders’ approval, the date of the meeting

26 Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled

27 If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders

28 Date rights trading will begin (if applicable)

29 Date rights trading will end (if applicable)

30 How do +security holders sell their entitlements in full through a broker?

31 How do +security holders sell part of their entitlements through a broker and accept for the balance?

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

+	See chapter 19 for defined terms.

24/10/2005	Appendix 3B - Page 4

Appendix 3B
New issue announcement
Part 3 — Quotation of securities
You need only complete this section if you are applying for quotation of securities

34	Type of securities
(tick one)

(a)	☑	Securities described in Part 1

(b)	☐	All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities
Entities that have ticked box 34(a)
Additional securities forming a new class of securities
Tick to indicate you are providing the information or documents

35	☐	If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36	☐	If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 – 1,000
1,001 – 5,000
5,001 – 10,000
10,001 – 100,000
100,001 and over

37	☐	A copy of any trust deed for the additional +securities

+	See chapter 19 for defined terms.

24/10/2005	Appendix 3B - Page 5

Appendix 3B
New issue announcement
Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought

39 Class of +securities for which quotation is sought

40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

• the date from which they do

• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment

• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

		Number	+Class
42	Number and +class of all +securities quoted on ASX (including the securities in clause 38)

+	See chapter 19 for defined terms.

24/10/2005	Appendix 3B - Page 6

Appendix 3B
New issue announcement
Quotation agreement
1	+Quotation of our additional +securities is in ASX’s absolute discretion. ASX may quote the +securities on any conditions it decides.

2	We warrant the following to ASX.
•	The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

•	There is no reason why those +securities should not be granted +quotation.

•	An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

•	Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

•	If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.
3	We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4	We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:		Date: 15 April 2009
(~~Director~~/Company secretary)
Print name: Peter Ronald Wetzig
== == == == ==

+	See chapter 19 for defined terms.

24/10/2005	Appendix 3B - Page 7

METAL STORM LIMITED ABN 99 064 270 006
Options issued under the constitution
The outstanding balance at 15 April 2009 is represented by:

Expiry Date	Exercise Price A$	Number
10-May-09	0.400	25,000
8-Jun-09	0.400	25,000
21-Jun-09	0.400	3,225,000
21-Jun-09	1.100	40,000
21-Jun-09	1.150	200,000
30-Jun-09	0.400	62,500
5-Jul-09	0.400	75,000
14-Jul-09	0.400	125,000
4-Sep-09	0.400	31,250
30-Sep-09	0.400	62,500
14-Oct-09	0.400	125,000
24-Nov-09	0.400	6,250
4-Dec-09	0.400	31,250
7-Dec-09	0.400	12,500
31-Dec-09	0.400	150,000
18-Mar-10	0.400	20,000
31-Mar-10	0.400	200,000
21-Jun-10	0.400	578,750
24-Jun-10	0.400	1,990,000
30-Jun-10	0.400	200,000
30-Sep-10	0.400	200,000
31-Dec-10	0.400	218,750
31-Mar-11	0.400	193,750
28-Apr-11	0.400	940,000
30-Jun-11	0.400	818,750
2-Jul-11	0.010	5,000,000
30-Sep-11	0.400	125,000
27-Oct-11	0.400	506,250
31-Dec-11	0.400	193,750
8-Mar-12	0.180	1,000,000
31-Mar-12	0.400	193,750
30-Jun-12	0.400	193,750
30-Sep-12	0.400	193,750
31-Dec-12	0.400	168,750
31-Mar-13	0.400	168,750
30-Jun-13	0.400	168,750

		17,468,750

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Metal Storm Limited

Date: April 15, 2009	By: Name:	/s/ Peter Wetzig Peter Wetzig
	Title:	Company Secretary